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FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number: 3235-0287         |
    obligations may continue.  See           | Expires: December 31, 2001    |
    Instruction 1(b).                        | Estimated average burden      |
                                             | hours per response.......0.5  |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

   Tannen            Michael
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   (Last)            (First)            (Middle)

c/o Tannen Media Ventures
90 Riverside Drive, Suite 5B
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                     (Street)

  New York                NY            10024
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol


   Acclaim Entertainment, Inc. (AKLM)
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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Statement for Month/Year


   August/2001
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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [ ] 10% Owner
   [ ] Officer (give title below)           [ ] Other (specify below)


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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by one Reporting Person
   [ ] Form filed by more than one Reporting Person

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
                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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
Common Stock, par value
$0.02 per share           8/2/01      M               13,623    (A)        $1.95833                     (D)
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Common Stock, par value
$0.02 per share           8/2/01      S                  500    (D)        $5.10                        (D)
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Common Stock, par value
$0.02 per share           8/2/01      S                2,900    (D)        $5.11                        (D)
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Common Stock, par value
$0.02 per share           8/2/01      S                6,623    (D)        $5.06                        (D)
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Common Stock, par value
$0.02 per share           8/2/01      S                2,400    (D)        $5.11                        (D)
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Common Stock, par value
$0.02 per share           8/2/01      S                1,200    (D)        $5.12       4,000(1)         (D)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT
REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                                                                           (Over)
                                                                                                                  SEC 1473 (3/99)

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FORM 4 (continued)

                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g. puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
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Option:
Right to                                                                  Common
Buy(2)     $4.72      8/1/01    A(2)  V   18,750        (2)      7/31/11  Stock   18,750   --       18,750      (D)
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Option:
Right to                                                                  Common
Buy(3)     $1.95833   8/2/01    M(3)            13,623  (3)      8/15/01  Stock   13,623                0       (D)
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

Explanation of Responses:

(1) These shares are held by the Michael Tannen & Associates Retirement Plan and Trust, of which Michael Tannen is the sole beneficiary.
(2) This option was granted to the Reporting Person under the Issuer's 1998 Stock Incentive Plan. It becomes exercisable in one-third installments on each of August 1, 2002, August 1, 2003, and August 1, 2004.
(3) This option, which originally represented the right to purchase 18,750 shares of the Issuer's Common Stock, was granted to the Reporting Person under the Issuer's 1988 Stock Option Plan. It became exercisable in one-third installments on each of August 1, 1992, August 1, 1993, and August 1, 1994.

                      /s/                                       9/10/01
              ----------------------------------------     --------------------
                  **Signature of Reporting Person                 Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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